Exhibit 7.1

Santander UK plc

Computation of Ratio of Earnings to Fixed Charges

(i) Excluding interest on retail deposits

	Year ended December 31
	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m

Profit before tax	1231	1,261	2,125	1,690	1,094

Fixed charges: interest expense (B) (1)	1,782	1,077	809	1,650	2,988

Earnings before taxes and fixed charges (A)	3,013	2,338	2,934	3,340	4,082

Ratio of earnings to fixed charges (A/B)	169	217	363	202	137

(ii) Including interest on retail deposits

	Year ended December 31
	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m

Profit before tax	1,231	1,261	2,125	1,690	1,094

Fixed charges: interest expense (B) (1)	4,706	3,788	3,233	3,906	6,143

Earnings before taxes and fixed charges (A)	5,937	5,049	5,358	5,596	7,237

Ratio of earnings to fixed charges (A/B)	126	133	166	143	118

Note:

(1)	Includes the amortisation of discounts and premiums on debt securities in issue.